Mail Stop 4561

September 18, 2007

W. Moorhead Vermilye
President and CEO
18 East Dover Street
Easton, Maryland 21601

> **RE: Shore Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-22345**

Dear Mr. Vermilye,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Financial Data, page 17

1.   Please revise to disclose the balance of long-term debt as required by Item 301(2) of Regulation S-K.

Financial Statements

Note 5, Loans and Allowance for Credit Losses, page 46

2.   Please revise to disclose the interest income that would have been recognized had your non-accrual loans been performing according to their original terms. Refer to Instruction 2 to Item III.C.1 of Industry Guide 3.

Note 6, Premises and Equipment, page 46

3.   Please revise Note 1 to disclose your method of accounting used to record the sale-leaseback transaction. Additionally, please disclose the terms and conditions of the sale, to include the sales price and loan terms, if applicable. Refer to paragraphs 7-8 and 17 of SFAS 98. .

Note 13, Stock Option Plans, page 49

4.   Please revise to disclose the total intrinsic value of options exercised during 2004 and total fair value of shares vested during each of the years three years ended December 31 2006, 2005 and 2004. Refer to paragraph A240(c)(2) of SFAS 123(R).

Note 23, Quarterly Financial Results, page 57

5.   The quarterly data presented for basic earnings per common share and diluted earnings per common share varies from the quarterly amounts previously reported in Forms 10-Q for each quarterly period in 2005, and for the quarter ended March 31, 2006. Please revise to provide the disclosures required by Item 302(a)(2) of Regulation S-K for differences not attributable to your stock split.

Note 24, Line of Business Results, page 58

6.   Please revise to disclose total assets and revenues from external customers. Additionally, please revise this disclosure to include all reported periods. Refer to Item 101(b) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2007

Note 7, New Accounting Pronouncements, page 9

7.   Please disclose your policy on classification of interest and penalties, in accordance with paragraphs 19 and 20 of FIN 48, in the footnotes to the financial statements in your next Form 10-Q filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3463 if you have questions regarding our comments.

Sincerely,

Rebekah Blakeley Moore
Senior Accountant